BB

[redacted]

05036297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/7

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2005 SECTION 202 PROCESSING WASH, D.C.

SEC FILE NUMBER
8-31126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ELLIOTT-LEDGERWOOD & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 MAIN STREET
(No. and Street)

KLAMATH FALLS (City) OR (State) 97601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALISON HULBERT (541) 882-5488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS-ADAMS LLP
(Name – *if individual, state last, first, middle name*)

805 SW BROADWAY, STE 1200 (Address) PORTLAND (City) OR (State) 97205 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/10/05

OATH OR AFFIRMATION

I, MARTIN R. LEDGERWOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELLIOTT-LEDGERWOOD & CO., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

VICE-PRESIDENT
Title

Mary L Hastings
Notary Public

OFFICIAL SEAL
MARY L. HASTINGS
NOTARY PUBLIC-OREGON
COMMISSION NO. 379954
MY COMMISSION EXPIRES JUN. 18, 2008

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- □ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELLIOTT-LEDGERWOOD & COMPANY

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Elliott-Ledgerwood & Company

We have audited the accompanying statements of financial condition of Elliott-Ledgerwood & Company (the Company) as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Portland, Oregon
January 14, 2005

	December 31, 2004	December 31, 2003
ASSETS		
ASSETS		
Cash and cash equivalents	$ 385,739	$ 322,456
Commissions receivable:		
Clearing brokers	76,438	90,854
Other	14,546	14,294
NASD stock	3,300	3,300
Deferred tax asset	-	3,000
Equipment and vehicles, net of accumulated depreciation	46,593	7,516
Deposits:		
Clearing organization, restricted	50,533	50,178
Other deposits	878	7,288
Cash surrender value of life insurance	43,881	42,608
TOTAL ASSETS	$ 621,908	$ 541,494
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 27,826	$ 12,612
Accrued payroll	48,562	40,793
Income taxes payable	63,831	52,802
Deferred tax liability	9,238	-
Total liabilities	149,457	106,207
COMMITMENTS (Note 5)		
STOCKHOLDER'S EQUITY		
Common stock – voting, no par value, 10,000 shares authorized; 6,292 shares issued and outstanding at December 31, 2004 and 2003	74,975	74,975
Retained earnings	397,476	360,312
Total stockholder's equity	472,451	435,287
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 621,908	$ 541,494

See accompanying notes.

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2002	$ 25,000	$ 163,426	$ 188,426
Issuance of 1,292 shares	49,975	-	49,975
Net income	-	196,886	196,886
BALANCE, December 31, 2003	74,975	360,312	435,287
Net income	-	37,164	37,164
BALANCE, December 31, 2004	$ 74,975	$ 397,476	$ 472,451

See accompanying notes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Elliott-Ledgerwood & Company (the Company) is a securities brokerage firm that was incorporated under the laws of the State of Oregon on November 22, 1983. The Company provides brokerage services within southern Oregon and northern California. The Company became a wholly-owned subsidiary of South Valley Bancorp, Inc. (Parent). On January 1, 2001, the Company's sole stockholder exchanged all of his stock for shares of the Parent. The acquisition of the stock by the Parent (a C Corporation) resulted in the automatic termination of S Corporation status of the Company. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities and Exchange Dealers (NASD).

Basis of presentation – The Company is engaged in a single line of business as a securities dealer, which comprises several classes of services including securities transactions and investment advisory services. Securities transactions (and related revenue and expense) are recorded on the settlement-date basis. Use of the settlement-date basis rather than the trade-date basis does not have a material effect on these financial statements. All other transactions are recorded on the accrual basis.

Use of estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Cash and cash equivalents – For purposes of the statements of cash flows, the Company considers cash equivalents to be short-term investments with a maturity of three months or less.

Commissions receivable – Commissions receivable are recorded net of related expenses.

Restricted clearing deposits – The Company is required by its clearinghouse to maintain a fixed amount in a clearing account. The Company has granted the clearinghouse a security interest in this account. The clearinghouse may access the account for any fees the Company owes to the clearinghouse but has not paid. Interest earned on the account is paid monthly to the Company.

Allowance for doubtful accounts – The majority of transactions in client accounts are based on trades using funds already in the accounts or under terms of margin agreements and are considered fully collectible. Rarely, the clearinghouse will charge the Company for certain fees that could not be collected from the Company's clients. It is the Company's policy to pass these charges on to the appropriate broker. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital; requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $413,516, which was $363,516 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.36 to 1 at December 31, 2004. At December 31, 2003, the Company had net capital of $403,075, which was $353,075 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.26 to 1 at December 31, 2003.

NOTE 3 – EQUIPMENT AND VEHICLES

Equipment and vehicles consists of the following:

	2004	2003
Equipment	$ 39,050	$ 10,326
Vehicles	19,100	-
Accumulated depreciation	(11,557)	(2,810)
Equipment and vehicles, net of accumulated depreciation	$ 46,593	$ 7,516

NOTE 4 – CASH SURRENDER VALUE OF LIFE INSURANCE

The Company maintains a life insurance policy for the president of the Company. The Company receives the cash surrender value if the policies are terminated, and upon the death of the insured, receives all death benefits. The face amount of the policy was $200,000 as of December 31, 2004 and 2003. Insurance premiums for the years ending December 31, 2004 and 2003, were paid through an offset to the increase in cash surrender value for the years then ended.

NOTE 5 – COMMITMENTS

The Company leases office space and equipment from a partnership which is partially owned by the president of the Company. The Company renewed the lease in July 2004 for a period of five years, with two renewal options. Rent of the facility is $4,400 per month over the lease term which expires in July 2009. At December 31, 2004, future minimum rental payments are anticipated to be $52,800 in 2005 through 2008 and $28,600 in 2009. Aggregate future minimum rental payments under the lease total $239,800.

NOTE 8 – INCOME TAX EXPENSE

Income tax expense consists of:

	2004	2003
Current expense:		
Federal	$ 8,520	$ 98,552
State	2,508	21,051
	11,028	119,603
Deferred expense:		
Federal	10,736	1,600
State	1,502	-
	12,238	1,600
Income tax expense	$ 23,266	$ 121,203

The Company's deferred tax liability at December 31, 2004, relates to temporary differences between book and tax depreciation.

A reconciliation between the statutory federal income tax rate and the Company's effective tax rate is as follows:

	2004	2003
Federal income tax expense at statutory rate	$ 20,546	$ 108,070
State income tax expense, net of federal tax expense	2,720	13,801
Other	-	(668)
	$ 23,266	$ 121,203